Duane Reade Inc.

440 Ninth Avenue

New York, NY 10001

June 15, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Suzanne Hayes

Duane Reade Holdings, Inc.
Duane Reade Inc.
Duane Reade, DRI I Inc., Duane Reade International, Inc.
Duane Reade Realty, Inc.
Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-122206)

Withdrawal Request in Connection with

Re-Filing under Different EDGAR Submission Code

Dear Ms. Hayes:

I understand from your communications yesterday with our outside counsel that you have requested the post-effective amendment to the aforementioned registration statement filed on June 10, 2005 via the SEC’s EDGAR system (the “Initial Post-Effective Amendment”)  to be refiled under the “POS AM” submission code rather than the “S-4/A” submission code.  Therefore, pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended (the “Securities Act”), I hereby request that you withdraw the Initial Post-Effective Amendment.  Please note that, in accordance with your instructions, the same post-effective amendment is being re-filed simultaneously with this letter under the EDGAR submission code “POS AM” (the “Re-Filed Post-Effective Amendment”).  It is the same as the Initial Post-Effective Amendment in all respects except for (i) the date of the filing and of the auditor’s consent and (ii) the inclusion of the words “post-effective” on the cover.

As previously communicated to you by our outside counsel, we respectfully request that the re-filing of the post-effective amendment to our registration statement not delay your determination of whether or not the Staff will review the registration statement.  In order to meet certain contractual obligations under the indenture governing the securities to which the Re-Filed Post-Effective Amendment relates, we would like to launch the exchange offer on Friday, June 17, 2005 and would therefore hope to go effective on Thursday, June 16, 2005 (assuming the Staff does not decide to review us).

If you have any questions regarding the foregoing, please contact Lawrence G. Wee at ((212) 373-3052) or Carl B. McCarthy ((212) 373-3563) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

DUANE READE INC.

	By:	/s/ John K. Henry
		Name:	John K. Henry
		Title:	Senior Vice President and
Chief Financial Officer

DUANE READE

By its general partner, Duane Reade Inc.

	By:	/s/ John K. Henry
		Name:	John K. Henry
		Title:	Senior Vice President and
Chief Financial Officer

DUANE READE HOLDINGS, INC.
DRI I INC.
DUANE READE INTERNATIONAL, INC.
DUANE READE REALTY, INC.

	By:	/s/ John K. Henry
		Name:	John K. Henry
		Title:	Chief Financial Officer

cc:	Larry G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP